UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of August 2006
                    ----------------------------------------
                       Ship Finance International Limited
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                       Form 20-F [X]        Form 40-F [ ]
                                -----                -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]        No [X]
                                -----         -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                    --------

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company") dated August 22, 2006.

Ship Finance International Limited


Interim Report April - June 2006

Highlights

     o Ship Finance reports a net income of $43.4 million and earnings per share of $0.60 for the second quarter of 2006.

     o Ship Finance announces an ordinary cash dividend of $0.45 per share, and a supplementary extraordinary dividend of $0.07 per share.

Second Quarter and Six Months Results

Ship Finance International Limited ("Ship Finance" or the "Company") reports total operating revenues of $90.9 million, operating income of $65.1 million and net income of $43.4 million for the second quarter of 2006. Earnings per share for the quarter were $0.60. All vessels are operating under long term charters.

In the second quarter, operating revenues include $5.5 million of accrued profit share due from Frontline Ltd. ("Frontline") under long term charter agreements. The Company estimates that an additional $38.2 million in profit share has accumulated during the first half of 2006, however this cannot yet be accounted for in accordance with U.S. generally accepted accounting principles. The unrecognised income of $38.2 million will be recognised in the third and fourth quarters provided the vessels continue to earn in excess of the fixed charter rates received from Frontline. The estimated profit share for the second quarter was $13.8 million. The average daily time charter equivalents ("TCEs") earned by Frontline in the second quarter in the spot and time charter period market from the Company's VLCCs, Suezmax tankers, and Suezmax OBO carriers were $48,990, $30,594 and $30,059 respectively.

As per June 30, 2006, the Company had interest rate swaps with a total notional principal of $742 million and an average interest rate of about 4.2 percent per annum. In the second quarter other financial items include a gain of $3.8 million that is attributable to the mark to market valuations of swaps compared with a gain of $8.7 million in the first quarter.

Ship Finance announces net income of $77.3 million for the six months ended June 30, 2006 equivalent to earnings per share of $1.06. The average daily time charter equivalents ("TCEs") earned by Frontline for the first six months in the spot and time charter period market from the Company's VLCCs, Suezmax tankers, and Suezmax OBO carriers were $59,404, $40,515 and $30,907, respectively.

As per June 30, 2006, the Company had total cash and cash equivalents of $44.2 million, of which $10.8 million is restricted. Cash provided by operating activities in the quarter was $1.6 million, net cash used in investing activities was $13.5 million and net cash used in financing activities was $43.2 million.

Corporate and Other Matters

In April 2006, Ship Finance entered into agreements to acquire five newbuilding container vessels from third parties for a sum of approximately $280 million and to place the vessels on long-term charters to Horizon Lines, LLC ("Horizon Lines"), a subsidiary of Horizon Lines Inc., which will guarantee the charters. The term of each bareboat charter will be 12 years with a three year renewal option on the part of Horizon Lines, which will operate the vessels in its service from the U.S. West Coast to Guam and Asia. Horizon Lines has been granted fixed price purchase options after 5, 8, 12 and 15 years. The acquisition has been financed by a non-recourse debt facility of $210 million. The first vessel is expected delivered in November 2006 and the remaining four vessels during the first half 2007.

In June 2006, Rig Finance Limited ("Rig Finance"), a wholly owned subsidiary of the Company, purchased the jack up rig SeaDrill 3 from SeaDrill Invest I Ltd. ("SeaDrill Invest") for a total consideration of $210 million. The acquisition has been financed by a $45 million equity contribution from Ship Finance and a $165 million debt facility. Ship Finance is guaranteeing $10 million of the debt facility. Upon delivery to Rig Finance, the rig was immediately chartered back to SeaDrill Invest for a period of 15 years. The charter party is fully guaranteed by SeaDrill Limited, the ultimate parent company of SeaDrill Invest. SeaDrill Invest has been granted fixed price purchase options after 3, 5, 7, 10, 12 and 15 years. The first purchase option after 3 years is at $135.5 million and the last purchase option after 15 years is at $60 million. In accordance with U.S. generally accepted accounting principles, Ship Finance has been required to deconsolidate Rig Finance and has accounted for the transaction as a 100 percent equity investment.


In June 2005, Ship Finance sold the Suezmax Front Hunter to an unrelated third party for a net gain of $25.3 million which was deferred. The charter and management agreements with Frontline relating to this vessel were terminated, and Ship Finance paid Frontline a $3.8 million termination fee, in addition to Frontline having the right to sell to Ship Finance a newbuilding VLCC and charter it back at reduced charter rates. In June 2006, the parties agreed to cancel the agreement, and to split the profit in accordance with the profit share agreement (80 percent to Frontline and 20 percent to Ship Finance), but adjusted for the residual value belonging to Ship Finance. The cancellation of this agreement resulted in a net payment of $16.3 million to Frontline, in addition to the earlier termination payment of $3.8 million. Ship Finance booked a net gain of $9 million relating to the sale of Front Hunter and the cancellation of the option agreement in the second quarter.

In July 2006, the Company entered into an agreement to acquire the 1997 built Panamax M/V Rainshadow for $28.4 million from Golden Ocean Group Limited ("Golden Ocean"). The vessel will be chartered back to the seller for a period of 10 years. As part of the agreement, Golden Ocean has provided an interest free and non-amortising seller credit of $2.6 million. Golden Ocean has been granted fixed price purchase options after 3, 5, 7 and 10 years. At the end of the charter, Ship Finance also has an option to sell the vessel back to Golden Ocean at an agreed fixed price of $10.4 million. The Company is in the process of securing a $22.7 million debt facility in connection with the acquisition, of which $2.1 million will be guaranteed by Ship Finance. The vessel is expected to be delivered in September 2006.

In June 2006, the Company's wholly owned subsidiary Front Tobago Inc. entered into a $25.0 million revolving credit facility, which was fully drawn at the end of the second quarter.

The Company is in discussions with the banks in the $1,131 million main debt facility in order to increase the facility by $219.7 million to the original loan amount of $1,131 million. The increase will be available on a revolving basis, and the intention is that the proceeds will be used to fund the equity portion of new projects and for general working capital purposes.

In the second quarter the Company repurchased $16.1 million of its 8.5 percent Notes through the Bond Swap Agreement with Fortis Bank. Notes with a par value of $51.5 million have been purchased under the Bond Swap Agreement.

On August 22, 2006 the Board declared a dividend of $0.52 per share which represents an ordinary cash dividend of $0.45 per share, and a supplementary extraordinary dividend of $0.07 per share. The record date for the dividend is August 31, 2006, ex dividend date is August 29, 2006 and the dividend will be paid on or about September 18, 2006.

Market

The VLCC market started at the weakest point in April where the lowest rate in the second quarter was witnessed with about World Scale ("WS") 55, for the benchmark route MEG to Japan. This equated to a TCE of approximately $18,500 per day. The rates firmed in a slow but steady manner for mentioned route until mid May for thereafter to accelerate to its peak at about WS 120 ($80,500 per day) in the third week of June. Following the peak, the VLCC market softened seeing a steady decline until quarter end where fixtures where conducted at about WS 97 ($58,500 per day). The average rate from the MEG to Japan in the second quarter of 2006 was about WS 80 ($41,700 per day), compared to about WS 71 ($32,600 per day) in the second quarter of 2005.

The Suezmaxes opened the second quarter with its lowest quote for the quarter at about WS 94 ($21,400 per day) early in the second week of April for the benchmark route WAF to USAC. The market firmed during the next two weeks to about WS 152 ($45,500 per day) and thereafter taking a dip to about WS 130 ($36,200 per day) in early May. The market subsequently firmed back up again and was stable moving sideways at about WS 150 throughout most of May. Rates declined to about WS 110 ($28,000 /day) in mid June and thereafter to peak a week from the quarter end at about WS 178 ($ 59,300 per day) and finally ending the second quarter at about WS 164 ($53,200 per day). The average rate from WAF to USAC in the second quarter of 2006 was about WS 138 ($40,600 per day), compared to about WS 132 ($34,800 per day) in the second quarter of 2005.

Bunkers continued the upward trend seen in the first quarter with Fujairah's highest bunker quote for the quarter early May at $359/mt, and thereafter slowly decreasing to $325/mt at the end of the quarter with an average of $335/mt.

The International Energy Agency (IEA) reported in August an average OPEC Oil production, including Iraq, of 29.75 million barrels per day during the second quarter of the year, a 0.12 million barrels per day or 0.4 percent decrease from the first quarter. OPEC decided at its extraordinary meeting held in Caracas on June 1 to maintain current production levels. The Conference's next ordinary meeting is to take place in Vienna on September 11.

IEA estimates that world oil demand averaged 83.1 million barrels per day in the second quarter, a 2.2 percent decrease from the first quarter of 2006. IEA further predicts that the average demand for 2006 in total will be 84.8 million barrels per day, or a 1.4 percent growth from 2005, hence showing a firm belief in continued demand growth.

According to Fearnleys, the VLCC fleet totalled 473 vessels at the end of the second quarter of 2006, an increase of 0.9 percent over the quarter. No VLCCs were scrapped in the period whilst four were delivered. The total order book now stands at 149 vessels at the end of the second quarter, up from 130 vessels after the first quarter of 2006. For the remainder of 2006 there are seven deliveries expected and for 2007 we count 32. The current orderbook represent
31.5 percent of the current VLCC fleet. A total of 23 VLCCs were ordered during the quarter.

The Suezmax fleet totalled 335 vessels at the end of the quarter, up from 329 vessels after the first quarter of 2006, a 1.8 percent fleet growth over the quarter. No Suezmaxes were scrapped during the quarter whilst six were delivered. The total order book at the end of the quarter is 68, up by one from the end of the first quarter. For the remainder of 2006 there are 10 deliveries expected and 2007 counts 26. The current orderbook represent 20.2 percent of the Suezmax fleet. 7 Suezmaxes were ordered during the second quarter.

At the start of August it was possible to sell freight futures for the remainder of 2006 at a level that equated to TCEs for VLCCs at approximately $94,000 per day and $57,200 per day for Suezmaxes.

Strategy

The strategy of the Company is to increase its portfolio of assets and to employ its assets on medium to long term contracts. The Company will try to reduce the risk by investing in different sectors of the shipping and oil service industry, and also by having a diversified client base. Investment opportunities in both second hand assets and newbuilding projects will be considered.

Outlook

During the last few months the Company has committed to new investments in excess of $500 million, and these investments will result in an increase in the Company's fixed charter income. A number of investment opportunities are under consideration and it is expected that further investments will be made later this year. In this respect, we have been offered by our affiliated company Frontline to take over 2 newbuilding contracts for Suezmax tankers at Jiangsu Rongsheng Heavy Industries Group Co. Ltd. in China at the original contract price. These vessels are 156,000 dwt and will be delivered in 2009. The contract price and the payment terms are considered to be attractive. A final decision with respect to these contracts will be taken within shortly.

Based on the trading results achieved so far this year, and the positive outlook for the tanker market, the Company expects a solid profit sharing also for 2006. The Company's strong cash flow, together with the expected more than $200 million increase of the main debt facility, should be sufficient to support a strong growth and a continued high long term dividend distribution. Focus will be given on increasing long term dividend payments as well as minimising the risk in the asset portfolio.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

August 22, 2006
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions should be directed to:

Tor Olav Troim: Director, Ship Finance International Limited
+44 7734 976 575

Lars Solbakken: Chief Executive Officer, Ship Finance Management AS +47 23 11 40 06

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

      SHIP FINANCE INTERNATIONAL LIMITED SECOND QUARTER REPORT (UNAUDITED)

------------------ --------------- ----------------------------------------- --------------- ---------------- ----------------
             2005            2006  INCOME STATEMENT                                    2006             2005             2005
          Apr-Jun         Apr-Jun                                                   Jan-Jun          Jan-Jun          Jan-Dec
       (restated)                  (in thousands of $ except per share                            (restated)        (audited)
                                   data)
------------------ --------------- ----------------------------------------- --------------- ---------------- ----------------
           94,246          90,899  Total operating revenues                         175,020          176,635          437,510
             (63)         (8,999)  (Gain)/loss on sale of assets                   (10,131)            (533)              654
            1,006             385  Voyage expenses                                    1,096            1,841            3,600

           26,339          29,781  Ship operating expenses                           57,324           51,319          110,240
              217             937  Administrative expenses                            1,458            1,085            2,447
            4,830           3,646  Depreciation                                       8,005            9,489           19,907
           32,392          34,749  Total operating expenses                          67,883           63,734          136,194
           61,917          65,149  Operating income (loss)                          117,268          113,434          300,662
              567           1,664  Interest income                                    2,390            1,285            3,343
         (24,554)        (27,136)  Interest expense                                (53,534)         (58,857)        (111,935)
                -            (73)  Results in associate                                (73)                -                -
          (6,655)           3,671  Other financial items                             11,049            5,347           17,528
             (33)             143  Foreign currency exchange gain (loss)                169              (2)             (52)
           31,242          43,418  Net income (loss)                                 77,269           61,207          209,546

            $0.42           $0.60  Basic earnings per share amounts ($)               $1.06            $0.82            $2.84

------------------ --------------- ----------------------------------------- --------------- ---------------- ----------------

--------------------------------------------------------------------------- ---------------- ---------------- ----------------
                                                                                       2006             2005             2005
BALANCE SHEET                                                                        Jun 30           Jun 30           Dec 31
(in thousands of $)                                                                               (restated)        (audited)
--------------------------------------------------------------------------- ---------------- ---------------- ----------------
ASSETS

Short term
Cash, restricted cash and cash equivalents                                           44,194           52,560           34,432
Amount due from parent                                                                7,646            8,628           79,416
Other current assets                                                                136,777          101,653          109,092

Long term
Newbuildings and vessel purchase options                                                  -           12,535                -
Vessels and equipment, net                                                          242,121          502,282          315,220
Investment in finance leases                                                      1,813,243        1,703,554        1,818,344
Investment in associate                                                              45,895                -                -
Deferred charges                                                                     16,622           20,088           17,846
Other long-term assets                                                               27,893           10,070           19,563
Total assets                                                                      2,334,391        2,411,370        2,393,913


LIABILITIES AND STOCKHOLDERS' EQUITY

Short term
Short term and current portion of long term interest bearing debt                   125,426          118,507          122,519
Other current liabilities                                                            27,635           28,744           12,201

Long term
Long term interest bearing debt                                                   1,620,129        1,728,518        1,671,138
Other long term liabilities                                                             604           17,501           26,533
Stockholders' equity                                                                560,597          518,100          561,522
Total liabilities and stockholders' equity                                        2,334,391        2,411,370        2.393,913
--------------------------------------------------------------------------- ---------------- ---------------- ----------------

---------------- ------------- ------------------------------------------------ ---------------- --------------- ---------------
           2005          2006                                                              2006            2005            2005
        Apr-Jun       Apr-Jun  STATEMENT OF CASHFLOWS                                   Jan-Jun         Jan-Jun         Jan-Dec
     (restated)                (in thousands of $)                                                   (restated)       (audited)
---------------- ------------- ------------------------------------------------ ---------------- --------------- ---------------
                               OPERATING ACTIVITIES
         31,242        43,418  Net income (loss)                                         77,269         61,207          209,546
                               Adjustments to reconcile net income to net
                               cash provided by operating activities
          6,580         4,310  Depreciation and amortisation                              9,317         23,514           36,431
                            2  Unrealised foreign currency exchange (gain)                    2              -
                               loss
          8,288       (3,834)  Adjustment of financial derivatives to market            (8,922)        (3,796)         (14,732)
                               value
           (63)      (25,337)  Gain on sale of assets                                  (26,469)          (533)              654
              -            73  Result in associate                                           73              -
        (1,917)         (993)  Other                                                    (2,750)        (2,029)          (4,708)
                     (16,076)  Change in operating assets and liabilities                80,275        125,842           53,643
          (577)
                        1,563  Net cash provided by operating activities                128,795         204,205         280,834
         43,553


                               INVESTING ACTIVITIES
         24,199        30,271  Repayment of investments in finance leases                62,405         47,128           94,777
            946           236  Net maturities (placement) of restricted cash            (9,272)          2,664            3,804
         91,050             -  Sale of investment in finance lease                            -        158,800
      (325,134)             -  Acquisition of subsidiaries, net of cash                (34,810)      (549,358)        (518,182)
                               acquired
              -             -  Proceeds from sale of vessels                             40,466              -          229,800
              -             -  Purchase of vessels                                            -               -        (79,772)
       (12,535)         2,000  Investment in newbuilding                                      -        (12,535)
                     (45,967)  Investment in associate                                 (45,967)               -
              -
      (221,474)      (13,460)  Net cash provided by (used in) investing                  12,822       (353,301)       (269,573)
                               activities


                               FINANCING ACTIVITIES
       (40,023)             -  Amount due to parent                                           -                               -
        (4,000)             -  Repurchase of shares                                     (7,212)        (4,000)         (33,083)
        342,539        25,000  Proceeds from long-term debt                              25,000      1,429,479        1,571,429
        (2,309)          (88)  Debt fees paid                                              (88)        (7,089)          (7,346)
       (94,594)      (30,006)  Repayment of long-term debt                             (73,103)    (1,043,215)      (1,253,503)
       (37,450)      (36,370)  Cash dividends paid                                     (72,742)       (74,901)        (148,864)
       (48,434)       (1,764)  Deemed dividends paid                                   (12,982)      (130,526)        (136,230)
        115,729      (43,228)  Net cash provided by (used in) financing               (141,127)        169,748          (7,597)
                               activities

       (62,192)      (55,125)  Net increase in cash and cash equivalents                    490         20,652            3,664
        112,037        88,472  Cash and cash equivalents at start of period              32,857         29,193           29,193
         49,845        33,347  Cash and cash equivalents at end of period                33,347         49,845           32,857
---------------- ------------- ------------------------------------------------ ---------------- --------------- ---------------

                                                                      Exhibit 1


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                          Ship Finance International Limited
                                        --------------------------------------
                                                      (Registrant)




Date    August 22, 2006               By /s/ Inger M. Klemp
        ---------------                  --------------------------
                                         Inger M. Klemp
                                         Chief Financial Officer



SK 23153 0002 696967